
aivana

INVEST IN **AIVANA, INC.**

Helping Power Everyday AI

aivana.com Delaware, OH Technology Marketplace Minority Founder AI Service

Highlights

1. More than 1.1 billion people are projected to use AI daily by 2031 (up from 300 million in 2025)
2. Consumer spending on AI products estimated to grow at a Compound Annual Growth Rate of 40%+
3. 11,000+ AI tools have already flooded the consumer market, with thousands of more tools on the way

4   60% of users feel lost & overwhelmed when trying to discover AI tools in the market

5   Global AI market projected to surpass $800 billion by 2030 (up from <$200B in 2024)

6   Aivana is built for everyday users—not just developers or enterprises. Our beta is live!

7   Funding will support scaling, product enhancement, & ongoing build of our patent-pending multi-AI.

8   Visit Aivana.com to see what we've already built in just a few short months!

Featured Investor



Kedar Kapoor in

Syndicate Lead

[Follow]

Invested $20,000 ⓘ

40 years experience in both building and leading teams in Tech. Hardware and Software systems. CyberSecurity, AI, Wireless, Embedded.

"Aivana, led by Chris Ybarra, has uniquely positioned itself to solve a missing critical piece in AI-tools, namely: "How do I discover and select the RIGHT tooling to get my work done?" <-- and this for everyday folks - who would love to utilize this emerging technology but are hampered by the current market & the noise of an abundance of various tools & apps. Its forward vision is to expand on this base, and build useful integrations that will make AI tools just something to get the work done rather than a novelty. I believe that Aivana will be a unique beacon of light in an otherwise crowded space and simplify tasks for all who join the platform."

Our Founder



Chris Ybarra   Founder & CEO

• 15+ years working across complex industries • Former JPMorgan Chase Executive • 6+ years leading and scaling AI products • AI Strategy & Business App Certified (UC Berkeley) • Executive MBA (BGSU) • 2023 Top











30 Rising Latinos (latinoprofessionals.com)

At the center of a $500B shift in AI...

Our Purpose
"Helping humans unlock their full potential in the AI era"
We help everyday people navigate AI with confidence and clarity. We are making AI accessible, affordable, and empowering to all.
Orchestration
Clarity
aivana

The Problem
11,000+ AI tools in the market — with zero guidance
Confidence is Low
Most people don't know what's possible or even where to start.
Frustration is High
As high as 76% annual AI tool churn from trial-and-error burnout.
Access is Narrowing
Rising costs & low AI literacy contribute to a growing gap for everyday users.
aivana











The Solution

An AI Marketplace — Built Around Everyday Life — Available to Everyone

A bridge to turn ambition into reality

Effortless AI discovery that feels intuitive for everyone, regardless of technical background or AI fluency

Aligned to everyday life, helping individuals reclaim time

Curated AI that supports **real goals and aspirations, without the technical jargon**

An intelligent companion that can grow with each use

Patent-pending multi-AI technology that integrates top AI-models to support **life's most complex decisions**

Our Beta Is Live

Visit aivana.com to see more

aivana
Get Started
AI that flows with you
Enter a goal. Find AI tools.
How can AI help today?
Experience the World
Launch Business
Welcome to Aivana
One interface. All your top AI tools. Personalized flow.
Log in or Sign up for free
Continue with Google
Continue with LinkedIn
or continue with
Email
Phone
Continue
Log in
Sign up for free
What's on your mind today?
Ask anything...
Share advice
Start a business
Learn a new language
Help with school
Build a website

aivana

Why Now

We are at a pivotal inflection point of the AI revolution

Usage is growing

1.1 billion

AI users expected by 2031 (up from 300M in 2025)

No signs of stopping

65% of digitally active consumers

will use AI daily by 2027 —

Just like these companies in their early stages, **we are securing position** in a rapidly expanding, underserved area of the market, ***early***.

Company	Launched When...	Solved
Google	Millions of disconnected web pages	Made the internet searchable
coinbase	Crypto confusion and inaccessible exchanges	Made buying crypto easier and accessible













Users want in
400 million
downloads for
AI tools already
surpassing mobile app
usage
NETFLIX
Fragmented movie rentals and downloads
Centralized streaming
amazon
Dozens of incomplete e-commerce sites
Created a unified buying experience
aivana

Early Traction
From concept to live Beta in under 6-months
Concept development, product design, and architecture planning
User research and market validation
2,000+ social media followers and "coming soon" sign-ups pre-Beta launch
2025
February
March
April
May
June
July
August
SME onboarding across Branding & Marketing, Engineering & Architecture, Design, Customer Experience, and Product Support
Inaugural beta launch (Aivana.com) – Marketplace inc. AivanaAI Chat Assistant
All achieved while "bootstrapped" (founder investment only) — combining capital efficiency with strong execution
Successful provisional patent filing with US Patent and Trademark Office (USPTO) – "Aivana Multi-AI Orchestration System (MAOS)"
aivana

Business Model
Positioned for 70-85% gross margins
SaaS
Business to Consumer (B2C)
Freemium subscriptions offering AI tool recommendations, management, & benchmarking
Business to Business (B2B)
AI tool vendors & partners seeking high-intent exposure, ad placement, and insights
Expanded B2B & B2C
High-value use cases (Multi-AI orchestration, strategic decision support, API licensing)
aivana

Future looking projections cannot be guaranteed.

Opportunity Size
At the Center of a $500B Shift in AI

Aivana sits at the center of this massive shift, connecting consumers with the AI tools that match their needs while providing vendors with access to high-intent users and product performance and positioning insights.



TAM
$465B

SAM
$144B

SOM
$5B

Total Addressable Market
Consumer spend on AI tools + vendor insights/ads

Serviceable Addressable Market
600M net-new AI consumers + 20K AI tool vendors and partners

Serviceable Obtainable Market
5–10% of new users ($8/user/mo) + 5–10K vendors ($400/mo)

aivana

Team Lead

Invested, Mission-Driven Founder

$250K Founder Investment in First 6 Months

$90K + **$160K**

Cash
(paid in capital)

Time & Effort
(full-time leadership)

Proven Leadership & Expertise

100+
person global team executive

30+
years navigating major tech shifts

15+
years working complex industries

6+
years leading digital transformation

Named Top 30 Rising Latinos of 2023 by LatinoProfessionals.com



J.P.Morgan

BGSU.

Chris Ybarra
Founder & CEO, Aivana, Inc.

aivana

Use of Funds

$1MM raise to expand team* and accelerate growth



Marketing & Advertising
(inc. Partnerships)
10–30%

Privacy, Compliance, and Legal
5–10%

Infrastructure, Operations & Administration
10–20%

Product Development & Enhancements
40–70%

*Includes hiring new team members and converting select existing team members (contract positions) to full-time, dedicated.

aivana

Our aim is simple: help everyone benefit from AI.

We live in an AI-powered world with more tools than ever. Yet most people don't know what exists, don't know how to use it well, or aren't sure they can trust it. Even folks who *do* use AI daily feel the fragmentation, rising costs, and learning curves piling up.

We believe:

- AI should be a **bridge, not a barrier**.

- **Everyone** deserves access to its upside.

- **Clarity** matters.

- **Human-centered design** is a must.

Aivana is a one-stop platform where everyday users can discover, compare, access, and manage AI—think Google-style discovery plus Amazon-style confidence, built for AI.

Our AI-powered search and curated marketplace surface **trusted, goal-aligned tools** without requiring technical expertise. From a growing database of **11,000+** tools, users get personalized recommendations and **side-by-side comparisons** so decisions feel easy and confident.

We've seen this movie before: new technology explodes, and a layer emerges to make it usable for everyone. **Google organized the web. Amazon streamlined online shopping. Apple unified mobile.** Aivana aims to define how people **connect with AI**.

We're building for real people with real goals—not just power users. Beyond discovery, we're creating an **adaptive system** that maps each user's goals, behavior, and trust preferences into a continuously personalized AI experience.

Strategically, Aivana sits at the intersection of **Consumer AI tools, AI orchestration**, and **insights-as-a-service.** By connecting everyday users with solutions that actually work, we're positioned to capture meaningful share as the market matures.

Why it matters so much to us

Our founder built Aivana out of a personal conviction: that AI should serve people, not overwhelm them:

"For me, the mission is personal. Growing up, I wasn't born into tech, I don't come from wealth and I didn't attend elite schools. I wasn't surrounded by opportunity. Rather, I was raised by a single mother who spent decades working in fields and factories so that I could have a chance at something more. She taught me the value of hard work, perseverance and dedication.

Still, it took me nearly 20 years navigating through the corporate ranks before I could gather the courage to reach for the stars. In fact, it was AI that helped me stretch beyond my capacity. It gave me the "edge" I needed to start Aivana.

Now, I want others to feel that same momentum. I want others to reach beyond their circumstances to discover newfound successes. If Aivana can be a bridge to empowerment through AI, then I truly believe we will all rise — together."

What we've done so far

Since founding Aivana in **February 2025**, we've designed the product, assembled a global team, scoped a multi-tier monetization model, and shipped a **live Beta**—all while **bootstrapped**. We're focused on shipping fast, learning early, and converting usage into recurring revenue across users and vendors.

We're now raising capital to accelerate go-to-market: strengthen reliability, expand intelligent integrations, advance our **multi-AI patent-pending technology**, and deliver an enhanced mobile app experience.

The long-term vision

Our vision is to become the **intelligent gateway** between people and the future of AI. Along the way, we'll build an ethically sourced dataset about **what works for real people**—their goals, preferences, and outcomes. That insight will power better recommendations, smarter orchestration across models, and increasingly **personalized delivery**.

We're not just building the future of AI tools. We're building the future of how people **work, learn, collaborate, and grow**—across every screen and stage of life.

